Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

RENT-A-CENTER, INC.

Pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), Rent-A-Center, Inc., a corporation organized and existing under the DGCL, hereby files this Certificate of Amendment to its Certificate of Incorporation, and certifies as follows:

1.             The name of the corporation (hereinafter called the “Corporation”) is Rent-A-Center, Inc.

2.             The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on November 26, 2002 (such Certificate of Incorporation and any previous amendments thereto referred to herein as the “Certificate of Incorporation”).

3.             The Certificate of Incorporation is hereby amended as follows:

Subsections (2) and (3) of Article FIFTH are deleted in their entirety and replaced with the following:

“(2)       Number, Election and Terms of Directors. The number, qualifications, terms of office, manner of appointment or election, time and place of meeting, compensation and powers and duties of the directors may be prescribed from time to time by the Bylaws, and the Bylaws may also contain any other provisions for the regulation and management of the affairs of the Corporation not inconsistent with the law or this Certificate of Incorporation.

The number of directors which shall constitute the whole Board of Directors of the Corporation shall be not less than one (1) as specified from time to time in the Bylaws of the Corporation. Each director shall hold office for a term expiring at the next annual meeting of the stockholders following such director’s appointment or election and until such director’s successor is duly elected and qualified, or until their earlier death, resignation, disqualification or removal. Nothing in this Certificate of Incorporation shall preclude a director from serving consecutive terms.

Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

(3)        Removal of Directors. Subject to the rights, if any, of any series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation then entitled to vote at an election of directors, voting together as a single class.”

Subsection (4) of Article FIFTH is deleted in its entirety.

4.             Except as expressly set forth in the foregoing amendment to the Certificate of Incorporation, the provisions of the Certificate of Incorporation shall remain the same and in full force and effect.

5.             The Board of Directors duly adopted resolutions in accordance with Sections 141 and 242 of the DGCL, approving the foregoing amendment to the Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation, and directing that the forgoing amendment to the Certificate of Incorporation be considered and voted upon at the next annual meeting of the stockholders of the Corporation.

6.             The foregoing amendment to the Certificate of Incorporation has been adopted by the stockholders of the Company in accordance with Section 242 of the DGCL.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed this 8th day of June, 2021.

RENT-A-CENTER, INC.

By:	/s/ Bryan Pechersky
Name:	Bryan Pechersky
Title:	Executive Vice President – General Counsel and Corporate Secretary